UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

LianDi Clean Technology Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75954P102
(CUSIP Number)

Jianzhong Zuo, c/o China LianDi Clean Technology Engineering Ltd. 4th Floor Tower B. Wanliuxingui Building, No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 75954P102	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Jianzhong Zuo
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,284,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,284,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,284,660 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (2)
14	TYPE OF REPORTING PERSON* IN

(1)  Represents shares of common stock held by China LianDi Energy Resources Engineering Technology Ltd. Mr. Zuo holds sole voting and dispositive power over the shares of common stock held by this entity.

(2)  Based on 31,458,445 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011.

CUSIP No. 75954P102	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON China LianDi Energy Resources Engineering Technology Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,284,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,284,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,284,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (1)
14	TYPE OF REPORTING PERSON* CO

(1) Based on 31,458,445 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011.

CUSIP No. 75954P102	13D	Page 4 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the original Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission on March 15, 2011.  This Amendment, together with the Original Schedule 13D, is hereby referred to as the “Schedule 13D.”

 Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Jianzhong Zuo (“Mr. Zuo”) and China LianDi Energy Resources Engineering Technology Ltd. (“LianDi Energy”) (collectively the “Reporting Persons”), as shareholders of the Company.

(b) The business address and principal office of the Reporting Persons is 4th Floor Tower B. Wanliuxingui Building, No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China.

(c) Mr. Zuo is the Chairman, Chief Executive Officer and President of the Company.  Mr. Zuo is a director and the sole stockholder of LianDi Energy.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Zuo is a citizen of China.   LianDi Energy is a company incorporated under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds and Other Consideration.

On September 27, 2011, LianDi Energy, Mr. Zuo and SJ Asia Pacific Ltd. (“SJ Asia”) consummated the transactions contemplated by the Share Purchase Agreement (the “Share Purchase Agreement”) dated as of September 22, 2011 relating to the purchase by SJ Asia from LianDi Energy of 5,400,000 shares of Common Stock in exchange for an aggregate purchase price of $25,920,000 ($4.80 per share).  As a result of this sale by LianDi Energy, Mr. Zuo and LianDi Energy beneficially own in the aggregate 5,284,660 shares of Common Stock.  The source of funds used for this investment was the capital increase of SJI, Inc., which is the sole shareholder of SJ Asia.  The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, attached as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference

CUSIP No. 75954P102	13D	Page 5 of 6 Pages

Item 4.	Purpose of Transaction.

The purpose of the Share Purchase Agreement and the transactions contemplated thereby was for SJ Asia to acquire in excess of 51% of the outstanding shares of Common Stock and consolidate the Company’s business with that of SJI, Inc., the parent company of SJ Asia.

Item 5.	Interest in Securities of the Company.

(a)       The Reporting Persons beneficially own an aggregate of 5,284,660 shares of Common Stock, representing approximately 16.8% of the total issued and outstanding shares of Common Stock.   Although Mr. Zuo directly owns none of the Common Stock, he may be deemed to be the beneficial owner of the shares of Common Stock held by LianDi Energy pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(b)       Mr. Zuo has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 5,284,660 shares of Common Stock held by LianDi Energy.

(c)       Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Share Purchase Agreement described above under Item 3, LianDi Energy is also subject to a lock-up agreement with the Company that it entered into on February 26, 2010 whereby LianDi Energy agreed, among other things, that it may only sell up to one-twelfth (1/12) of LianDi Energy’s holdings every month through February 20, 2012.   The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the lock-up agreement attached as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.:	Title:

10.1	Share Purchase Agreement dated as of September 22, 2011 by and among SJ Asia Pacific Ltd., LianDi Energy and Mr. Zuo.

10.4	Lock-up Agreement with China LianDi Energy Resources Engineering Technology Ltd. dated February 26, 2010. (1)

_________________

(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  September 29, 2011

By:	/s/ Jianzhong Zuo
Name:	Jianzhong Zuo

CHINA LIANDI ENERGY RESOURCES ENGINEERING TECHNOLOGY LTD.

By:	/s/ Jianzhong Zuo
Name:	Jianzhong Zuo
Title:	Director